Filed by Advanced Semiconductor Engineering, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Siliconware Precision Industries Co., Ltd.

(Commission File No.: 001-16125)

Investor Relations Contact:

Advanced Semiconductor Engineering, Inc. Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678	Siliconware Precision Industries Co., Ltd. Mike Ma, Spokesperson mikema@spil.com.tw Tel: +886.4.2554.5527#5601

May 26, 2016

Joint Statement by ASE and SPIL

Taipei, Taiwan, R.O.C., May 26, 2016 – Advanced Semiconductor Engineering, Inc. (TWSE Code: 2311, NYSE Code: ASX) (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”)(Taiwan Stock Exchange: 2325, NASDAQ: SPIL) announced today that the boards of directors of ASE and SPIL have separately passed resolutions today for the execution by ASE and SPIL of the “Joint Share Exchange Memorandum of Understanding.” Both companies agree to promote plans for the establishment of a holding company (“HoldCo”). The main terms and purpose of the plans to jointly establish HoldCo are as follows:

1.	HoldCo will be jointly established by ASE and SPIL, and will be listed on the Taiwan Stock Exchange (American depositary shares of HoldCo will be listed on the New York Stock Exchange). Upon the completion of its establishment, HoldCo will simultaneously hold 100% equity interests in both ASE and SPIL (the “Transaction” or “Joint Share Exchange”). As parallel sibling companies under HoldCo, ASE and SPIL can, through maintaining an operating model which incentivizes healthy competition while promoting cooperation between the two companies, improve their individual operating efficiencies and economies of scale as well as research innovation achievements. In doing so, both companies will jointly create a mutually beneficial platform that can strengthen competitiveness, improve the performance of HoldCo, and seek to attain the goals of improving customer service quality, creating shareholder value and improving employee well-being.

2.	After the establishment of HoldCo, ASE and SPIL will each maintain its separate legal entity status, retain its legal entity name, and maintain its current independent operations and operating model. ASE and SPIL will each retain its full management team and employees, and their current organizational structure, compensation, relevant benefits and personnel regulations will continue to remain unchanged.

3.	The Joint Share Exchange will result in (1) Holdco issuing new HoldCo shares as consideration in exchange for all of ASE’s shares at the exchange ratio of 1 ASE common share in exchange for 0.5 HoldCo common shares and (2) HoldCo paying NT$55 in cash per SPIL common share as consideration for all of SPIL’s shares. HoldCo will simultaneously hold 100% equity interests in both ASE and SPIL upon the consummation of the Transaction.

4.	The Joint Share Exchange Memorandum of Understanding is not binding. After separately convening their respective boards of directors to approve the Transaction, both parties will execute a “Joint Share Exchange Agreement” on or before June 25, 2016. The completion of the Transaction is conditioned upon the completion of the execution of the Joint Share Exchange Agreement, all necessary approvals from foreign and domestic competent authorities and the satisfaction of all other closing conditions.

After sincere communication and exchange of opinions, the management teams of ASE and SPIL have agreed to jointly plan, with utmost sincerity and determination and on the basis of equality, reciprocity and mutual benefit, the establishment of HoldCo to consolidate the current operating models and excellent talents of ASE and SPIL. The collaboration between the parties will result in synergies that can create a high point and opportunities for the future development and sustained operations of the semiconductor industry by enhancing efficiency and economies of scale as well strengthening deep research and development and innovation capabilities, thereby providing customers with higher quality, more efficient, and well-rounded packaging and testing services. ASE and SPIL have always strived to innovate research and development and improve economies of scale and operating efficiency to maximize shareholder value. Both parties believe their main task and social responsibility is to continue maintaining and improving the semiconductor packaging and testing industry’s advantage, and at the same time consolidate the excellent talents nurtured over the decades.

Safe Harbor Notice:

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding ASE’s or HoldCo’s future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding ASE’s or HoldCo’s (if established) future results of operations, financial condition or business prospects, are based on ASE’s or HoldCo’s (if established) own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to ASE or HoldCo (if established), are intended to identify these forward-looking statements in this press release. These statements discuss future expectations, identify strategies, contain projections of results of operations of ASE’s or HoldCo’s (if established) financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. ASE cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. ASE’s or HoldCo’s (if established)actual results could be materially different from and worse than those expectations. For a discussion of important risks and factors that could cause ASE’s or HoldCo’s (if established) actual results to be materially different from its expectations, please see the documents we file from time to time with the U.S. Securities and Exchange Commission (“U.S. SEC”), including ASE’s 2015 Annual Report on Form 20-F filed on April 29, 2016.

This press release is not an offering of securities for sale in any jurisdiction:

ASE may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed Joint Share Exchange. The Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about ASE, SPIL, the Joint Share Exchange and related matters. U.S. shareholders of ASE are urged to read the Form F-4 (if filed), the prospectus and the other documents, as they may be amended from time to time, that may be filed with the U.S. SEC in connection with the Joint Share Exchange carefully before they make any decision at any shareholders’ meeting of ASE with respect to the Joint Share Exchange. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the Joint Share Exchange will be made available, free of charge, to U.S. shareholders of ASE who make a written request to ir@aseglobal.com.